UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2013

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit VI:  Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2014.

Exhibit VII:  Disclosure of authorized capital increase of the European Investment Fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 31st day of  July, 2014.

EUROPEAN INVESTMENT BANK (Name of registrant)

by	/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

by	/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

by	/s/ João Vale de Almeida
João Vale de Almeida
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document

VI	Unaudited Condensed Semi-Annual Financial Statements as at June 30, 2014

VII	Disclosure of authorized capital increase of the European Investment Fund